Exhibit 99.9

Robert E. Blackstone, Ph.D

September 28, 2006

Re:	Energy Metals Corporation
Annual Information Form and Form 40F

I am the author of the Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project Duval and Karnes Counties, Texas, dated November 10, 2005 (the “Report”) referred to in the Annual Information Form and Form 40F of Energy Metals Corporation. dated September 28, 2006 (the "AIF and 40F"). I consent to being named in both the AIF and 40F and to the use of the Report in both the AIF and 40F.

I have read both the AIF and 40F and confirm that:

(a)

I have no reason to believe that there are any misrepresentations in the information contained in both the AIF and 40F derived from the Report or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report; and

(b)	the section in the AIF headed “Description of Business” fairly and accurately summarizes the Report and omits no material information contained in the Report.

Yours truly,

Per: /s/ Robert E. Blackstone, Ph.D